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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-164021

SXC Health Solutions, Inc. 401(k) Plan

(Exact name of registrant as specified in its charter)
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642
(630) 577-3206

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan interests in the SXC Health Solutions, Inc. 401(k) Plan (the “Plan”) and SXC Health Solutions Corp. Common Stock, without par value, purchasable pursuant to the Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date:	0*

* Plan contributions may no longer be invested in the SXC Health Solutions, Inc. common stock fund and therefore Plan interests are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.
Pursuant to the requirements of the Securities Exchange Act of 1934 SXC Health Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 14, 2011	SXC HEALTH SOLUTIONS, INC. 401(k) PLAN

		By:	SXC HEALTH SOLUTIONS, INC., as Plan Administrator

		By:	/s/ Jeffrey Park

Name: Jeffrey Park
Title: Executive Vice President and Chief Financial Officer
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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